November 18, 2010

Via EDGAR Only
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Positron Corporation
Registration Statement on Form SB-2
File No. 333-145217
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Positron Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form SB-2 (File Number File No. 333-145217), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), which the Registrant filed with the Commission on August 8, 2007.

The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.  The withdrawal is being sought since the Registrant entered into a Settlement Agreement and Mutual Release with the selling shareholders, eliminating the need for the Registration Statement.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the written order to the attention of the undersigned and to the attention of Peter Campitiello, Esq. at (212) 216-8001.

If you have any questions regarding this request, please call Peter Campitiello, Esq., at (212) 216-8005.

Sincerely,

POSITRON CORPORATION

By:	/s/ Patrick G. Rooney
Patrick G. Rooney Chief Executive Officer and Chairman of the Board

7715 Loma Ct., Suite A • Fishers, IN 46038 • Toll Free: 866.613.7587• Phone: 317.576.0183 •Fax: 317.576.0358